

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3268

March 17, 2009

Via Facsimile at (212) 450-3800 and U.S. Mail

Christopher Mayer, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

**Re: Genentech, Inc.
Schedule TO-T/13E-3 Amendment No. 2 filed March 6, 2009
Filed by Roche Investments USA Inc. and
Roche Holding Ltd.
File No. 5-32488**

Dear Mr. Mayer:

We have reviewed the above filing and have the following comments.

Offer to Purchase
Background

1. We note your response to comment 4. Please file the board books that you sent us supplementally.

Certain Information Concerning Purchaser and Parent - Summary Historical Consolidated Financial Data of Roche Group

2. Refer to prior comment 33. Your response addresses accounting standards, but our comment pertains to auditing standards. Please revise to respond to our comment.

Miscellaneous

3. We reissue comment 36. You may not refuse to accept tenders from target holders located in foreign jurisdictions. If you become aware of a foreign jurisdiction where you believe the making of this offer is prohibited by statute and you have made a good faith effort but have been unable to comply with that statute, please contact the staff regarding the application of the all-holders provisions of Rule 14d-10. Please revise the disclosure

in the paragraph you added in Section 15 of the Offer to Purchase in response to prior comment 36, consistent with our position.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions